MANAGEMENT’S DISCUSSION & ANALYSIS – 2008 FIRST QUARTER

Introduction

This MD&A has been prepared by management and reviewed and approved by the Audit Committee at May 12, 2008. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto for the quarter ended March 31, 2008. The information supplements but does not form part of those financial statements.  This discussion covers the quarter and the subsequent period up to the date of this MD&A.  All dollar amounts are stated in United States dollars.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea and discontinued operations in Mali; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

General

The Company’s continuing operations are focused on the development of the Bisha Project in Eritrea, Northeast Africa.  In late Q3 2007 the Company announced care and maintenance status for its Tabakoto gold mine.  In Q1 2008 the Company announced the sale of its Mali assets, to close in May 2008.

Mineral Property Developments

Bisha – Eritrea

The Company’s Bisha Project is a high-grade gold, copper, zinc volcanogenic massive sulphide deposit that has had a positive independent economic Feasibility Study completed in October 2006. A Social and Environmental Impact Assessment (SEIA) was also completed at the end of 2006. Both of these studies demonstrate the viability of the Project and both were subject to Government review as well as review by technical consultants working on behalf of potential bankers for the Project. A National Instrument 43-101 compliant Technical Report on the economic feasibility is accessible on SEDAR at www.SEDAR.com, filed November 16, 2006.

The Company has decided to proceed with development of the Bisha mine.

On October 26, 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase, at fair value, a 30% paid participating interest, to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried). In January 2008 ENAMCO made a payment of $25,000,000 towards the purchase price.  A purchase price adjustment shall be determined at the time of Bisha’s first gold shipment by an independent professional valuator using the cash flow financial model in the Bisha feasibility study, updated for the market consensus for metal prices, actual capital costs incurred, and applying the then applicable discount rate.  Effective summary of impact to Nevsun of these arrangements:

•

30% of NPV – to be paid by ENAMCO at start of production;

•

60% of NPV – to be realized over life of mine.

The feasibility study demonstrates quite clearly that the Bisha Project is most sensitive to metal prices and is very much less sensitive to capital costs and operating costs. The project is financially robust as a result of low operating costs throughout the mine life.

In addition to the project purchase price, ENAMCO will fund its pro-rata 33.3% share of future capital expenditures for the Project (33.3% = 30/90ths of contributing interests).

This participation allows both parties to move forward together as partners in the Project and is beneficial to the Project, the Company and the Government of Eritrea in many ways:

•

Positive Government support will help expedite all local requirements, reducing the risk of disruption;

•

Early cash contribution by ENAMCO provides the Company with some of its immediate capital funding requirements;

•

Reduced political risk with ENAMCO as a major shareholder;

•

ENAMCO provides its proportionate share of capital to build the mine (33.3%) and shares the risks of loan financing and over-run facilities.

In January 2008, a mining license was granted by the Minister of Energy & Mines, after having concluded a mining agreement with the Company in December. The mining license area is approximately 16.5 square kilometers within a mining agreement area of approximately 39 square kilometers and includes the Bisha Main Zone deposit and Northwest Zone deposit. The Company also retains an exploration license of approximately 94.5 square kilometers, including the Harena deposit.

In parallel with mining agreement discussions in 2007, Bisha selected its EPCM (engineering, procurement, construction and management) contractor for the Bisha Project; SENET of South Africa. The Company also sought competitive quotes for the procurement of the project’s major capital long lead items.

During Q1 2008, the major long lead items, the SAG and ball mills, were placed on order by the Company’s subsidiary, Bisha Mining Share Company (BMSC), with Polysius AG, a division of ThyssenKrupp Engineering.  Final installation at site is expected in December 2009.

Since mid 2007 SENET has been working on the preliminary and detailed engineering design and during Q1 2008 and subsequently, SENET has been updating the capital cost estimate from the feasibility study for purposes of securing debt finance and has reviewed critical operating cost components. Revised financial models have been developed with the assistance of the project finance advisor, Endeavor Financial. The end result of this concentration of effort is the following revised financial summary of the project:

Highlights of the Project:

Metal Production (Life of Mine)

-

1.06 million oz gold

(all payable)

-

747 million lb copper

-

1,092 million lb zinc

-

9.4 million oz silver

Production Schedule

-

+10 years open pit mine modeled at 2 Mt/year of ore production

-

years 1 and 2, average 431,000 oz Au and 702,000 oz Ag per year

-

years 3 to 5 average 175 million lb Cu per year plus precious metal credits

-

years 6 to 10 average 219 million lb Zn plus 40 million lb Cu per year plus precious metal credits

Revised CAPEX

-

pre-production capex $246m compared to $196m in 2006 feasibility study

-

expansion capital (funded by operations) $115m versus $92m in 2006 feasibility study

Revised Operating Cost

- life of mine $33.35/tonne of ore milled, excluding royalties

Financial scenarios and sensitivity review (all after tax):

1. Recent metals prices scenario:

Metal prices

-

Au $900/oz, Cu $3.80/lb, Zn $1.00/lb, Ag $16/oz

Rate of Return

-

66%

Cumulative cash flow

-

$1,867 million

NPV (10% discount)

-

$ 903 million

Payback

-

1.2 years    (pre-production capital payback)

2. May 2008 base case scenario (more conservative metal prices):

Metal prices

-

Au $700/oz, Cu $1.80/lb, Zn $0.75/lb, Ag $12/oz

Rate of Return

-

38.6%

Cumulative cash flow

-

$ 708 million

NPV (10% discount)

-

$ 309 million

Payback

-

1.8 years    (pre-production capital payback)

Summary of Production and After Tax Cash Flow

Years	-2 & -1	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene			Primary
Oxide Processing
Gold-Thousand ounces		418	443	39	See note 1 below
Silver - Thousand ounces		517	887	132
Sulphide Processing
Copper- millions of pounds				154	169	181	73	40	40	43	49
Zinc- million of pounds							153	238	227	217	258

Years	-2 & -1	1	2	3	4	5	6	7	8	9	10

Recent Prices Case Financial Analysis (after tax)(April 2008):
(Au $900/oz, Cu $3.80/lb, Zn $1.00lb, Ag $16/oz)
After tax cash flow (millions $)		226	224	330	345	352	180	136	134	139	183
Less capital expenditure	(246)	(13)	(63)	(6)	(7)	(36)	(9)	(1)	(1)

May 2008 Base Case (more conservative metal prices):
(Au $700/oz, Cu $1.80/lb, Zn $0.75/lb, Ag $12/oz)
After tax cash flow (millions $)		177	170	139	139	131	70	58	58	59	89
Less capital expenditure	(246)	(13)	(63)	(6)	(7)	(36)	(9)	(1)	(1)

Notes:

1.

The gold and silver produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

Finance and Timing

Endeavour Financial is the project finance advisor for Bisha. Representatives of several multilateral financial institutions have visited the site and an independent technical consultant has carried out third party due diligence on behalf of the interested financial institutions who would be expected to provide project finance.

Assuming a normal progression with finance, the Company anticipates commencement of production in 2010.

Discontinued Operations and Assets Held for Sale

Mali

The Tabakoto mine has been on care and maintenance since November 2007.  The mine incurred losses since it began production in May 2006 principally due to a significant shortfall in expected ore grade.  In Q1 2008 the Company agreed to dispose of all of its interests in its Malian assets for $20,000,000 plus a 1% net smelter return royalty interest.  The agreement is scheduled to close in May 2008.

The carrying value of the Tabakoto Mine property, plant and equipment was written-off from the Company’s books as of December 31, 2006.   The remaining assets and liabilities of the Mine and the Segala property have been classified in the financial statements as available for sale.  See note 7 to the unaudited interim consolidated financial statements for details of the discontinued operation’s assets and liabilities.  Historical operating statistics of the Tabakoto mine can be found in the annual 2007 MD&A.

The cash used by discontinued operations in Q1 2008 was $ 2,943,103 (Q1 2007 - $506,241), which included the final payments on the bank loan.  The Statement of Operations and Other Comprehensive Loss includes a Q1 2008 discontinued operations loss of $1,502,481 (2007 - $976,283).

Selected Quarterly Information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited):

	2008 1st	2007 4th	2007 3rd	2007 2nd
Revenue	$ -	$ -	$ -	$ -
Income (loss) from continuing operations	(1,120,906)	2,663,546	(1,956,308)	(2,249,194)
Loss from discontinued operations	(1,502,481)	(1,705,211)	(2,696,468)	(2,461,649)
Income (loss) for the period	$ (2,623,387)	$ 958,335	(4,652,776)	(4,710,843)
Income (loss) per share from continuing operations (1)	$ (0.01)	$ 0.03	$ (0.02)	$ (0.02)
Loss per share from discontinued operations	(0.01)	(0.02)	(0.02)	(0.02)
Income (loss) per share	v (0.02)	$ 0.01	$ (0.04)	$ (0.04)

	2007 1st	2006 4th	2006 3rd	2006 2nd
Revenue	$ -	$ -	$ -	$ -
Loss from continuing operations	$ (2,614,464)	(3,442,862)	(2,130,523)	(2,336,766)
Loss from discontinued operations	(976,283)	(87,254,181)	(5,574,551)	(2,578,108)
Loss for the period	(3,590,747)	$ (90,697,043)	$ (7,705,074)	$ (4,914,874)
Loss per share from continuing operations	$ (0.02)	$ (0.03)	$ (0.02)	$ (0.02)
Loss per share from discontinued operations	(0.01)	(0.82)	(0.05)	(0.03)
Loss per share	$ (0.03)	$ (0.85)	$ (0.07)	$ (0.05)

1

Each line of income (loss) per share information in the table is presented as basic and fully diluted

Results of Continuing Operations

At the beginning of the quarter, the Company decided to proceed with the development of the Bisha project and all costs related to the project have since been capitalized.  Accordingly, there are no exploration costs from continuing operations for Q1 2008 (2007 - $945,110).

Included in the Q1 loss from continuing operations of $1,120,906 (2007 – $2,614,464) are remuneration costs of $317,479 (2007 – $255,633), a non-cash charge of $531,427 (2007 – $1,046,641) for stock-based compensation, accounting and audit costs of $103,703 (2007 – $74,190), consulting costs of $106,960 (2007 – $273,812) and investment income of $209,057 (2007 – $284,340).

The charges for stock-based compensation are high due to the assumptions required in the Black-Scholes valuation model that are impacted by the Company’s stock price volatility over the past five years.  Aside from the above noted factors, total overheads for the period were $270,394 (2007 – $286,141), a decrease of 6% from the same period in the prior year.

Variations in the Company’s losses for the most recent eight quarters reflect the impact of a combination of four main factors, exploration expenses and, to a lesser extent, stock-based compensation, remuneration and investment income:

(1)

exploration expenditures in Q1/2008 $nil, Q4/2007 $1,490,377, Q3/2007 $1,231,337, Q2/2007 $1,055,614, Q1/2007 $945,110, Q4/2006 $1,888,954, Q3/2006 $1,223,450, Q2/2006 $1,259,118. Costs classified as exploration activities for the most recent eight quarters consisted largely of the development of the feasibility and related studies for the Bisha project.

(2)

remuneration in Q1/2008 $317,479, Q4/2007 $586,894, Q3/2007, $255,455, Q2/2007 $242,106, Q1/2007 $255,633, Q4/2006 $255,379, Q3/2006 $218,044, Q2/2006 $238,720.

(3)

stock-based compensation in Q1/2008 $ 531,427, Q4/2007 $441,444, Q3/2007 $ 265,888, Q2/2007 $590,485, Q1/2007 $1,046,641, Q4/2006 $512,610, Q3/2006 $401,228, Q2/2006 $419,734.

(4)

Investment income in Q1/2008 $209,057, Q4/2007 $218,258, Q3/2007 $ 176,591, Q2/2007 $240,811, Q1/2007 $284,340, Q4/2006 $205,976, Q3/2006 $74,431, Q2/2006 $84,003.  Investment income arises from interest earned on cash equivalents.

Liquidity and Capital Resources

The Company’s working capital for continuing operations at March 31, 2008 was $43.5 million (December 31, 2007 – $50.2 million).

In January 2008 the Company received $25 million related to the provisional payment on acquisition by ENAMCO of a contributing interest in Bisha.

In addition, ENAMCO continues to fund its one third share of all costs of the Bisha project.

Also, the Company expects to receive $20 million in connection with the sale of the Mali assets, which is expected to close in May 2008.

With the above sources of capital in place in Nevsun, and considering the revised capital cost of the Bisha project, Nevsun should not be required to raise any further capital by way of equity issues, however BMSC, the project subsidiary will need significant additional capital which will be supplied by ENAMCO and other traditional sources of project debt finance or off-take arrangements.

Contractual Obligations

There are no material commitments for continuing operations except as to approximately $8,500,000 related to a purchase commitment for the ball and SAG mills for the Bisha project, due for delivery in late 2009.  Approximately $2,500,000 is due in May 2008 and the remainder is due on delivery.  The Company’s subsidiary has arranged a letter of credit for the balance payable after making the down payment in May.

During the period ended March 31, 2008 the Company learned its Eritrean subsidiary, BMSC, will likely be assessed a withholding tax of 10% o payments for foreign suppliers whose activities are performed outside the borders of Eritrea, retroactive to January 2006.  The Company intends to challenge any such assessment and the outcome is not determinable.  The Company estimates the assessment may be as high as $600,000.

For discontinued  operations, at March 31, 2008 the Company was in negotiations with vendors to terminate several of its long-term supply agreements and estimates it may incur approximately $1,900,000 in future termination related payments in addition to those liabilities disclosed in the financial statements.  The Company has a minimum take or pay obligation on discontinued operations for power supply of approximately $100,000 per month until mid-2010.

In connection with the Bisha project, subsequent to March 31, 2008 the Company arranged an environmental bond for $500,000 at a cost of 1% per annum.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements. The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash. To minimize risk the funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on both its continuing and discontinued property, plant and equipment, site reclamation and rehabilitation as well as the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports by independent engineers on the Bisha property in Eritrea and has evaluated the Mali properties internally, also using the work of experts. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment and net assets held for sale.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result the Company has recorded a liability for the fair value of the reclamation and closure costs it expects to incur.  The Company estimated applicable inflation and credit-adjusted risk-free rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded.

Changes in Internal Control Over Financial Reporting

There were no material changes to the Company’s Internal Controls Over Financial Reporting during the quarter ended March 31, 2008.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Accounting Policy

Effective January 1, 2008 the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants: capital disclosures, inventories, assessing going concern, and financial instruments – disclosures and presentation.  A description of these standards and the impact of their adoption on the Company are discussed in note 2 to the unaudited interim consolidated financial statements.

“John A. Clarke”

John A. Clarke

President & CEO

May 12, 2008